                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, DC 20549

                                                              SCHEDULE TO

                                       Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                                                of the Securities Exchange Act of 1934

                                                 OFI Tremont Market Neutral Hedge Fund
                                                           (Name of Issuer)

                                                 OFI Tremont Market Neutral Hedge Fund
                                                 (Name of Person(s) Filing Statement)

                                                     Shares of Beneficial Interest
                                                    (Title of Class of Securities)

                                                               67084L101
                                                 (CUSIP Number of Class of Securities)

                                                        Lisa I. Bloomberg, Esq.
                                                      Two World Financial Center
                                                    225 Liberty Street, 11th Floor
                                                     New York, New York 10281-1008
                                                            (212) 323-0560
                                  (Name, Address and Telephone Number of Person Authorized to Receive
                                Notices and Communications on Behalf of the Person(s) Filing Statement)

                                                       CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------
Transaction Valuation: $18,895,100.24 (a)                 Amount of Filing Fee: $2,223.95(b)
--------------------------------------------------------------------------------------------------------------------

     (a)  Calculated  as the  estimated  aggregate  maximum  purchase  price for twenty-five  percent of the Issuer's  outstanding shares of beneficial  interest based on the estimated total net asset value of the Issuer's  outstanding shares of beneficial interest as of May 31, 2006.

(b)  Calculated at 0.0001177% of the Transaction Valuation.

     [ ] Check  the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

     [  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

   [   ] third-party tender offer subject to Rule 14d-1.
   [ x ] issuer tender offer subject to Rule 13e-4.
   [   ] going-private transaction subject to Rule 13e-3.
   [   ] amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the results of the tender offer: [ ].

ITEM 1:         SUMMARY TERM SHEET

     The  information  required by Item 1 is  incorporated  by  reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:         SUBJECT COMPANY INFORMATION

     There  is no  established  primary  or  secondary  trading  market  for the securities.  As of May 31, 2006, the number of outstanding  shares of beneficial interest of the Fund was  75,227.584.  Other  information  required by Item 2 is incorporated by reference to the Repurchase  Offer Notice  (Exhibit  (a)(1)(ii))
and the  Repurchase  Request Form (Exhibit  (a)(1)(iii)),  which are attached as exhibits to this Schedule TO.

ITEM 3:         IDENTITY AND BACKGROUND OF FILING PERSON

     The name of the filing person is OFI Tremont Market Neutral Hedge Fund (the
"Fund").  The Fund's  address is 6803 South  Tucson  Way,  Centennial,  Colorado
80112, and the Fund's telephone number is 1.800.858.9826. The investment adviser of the Fund is  OppenheimerFunds,  Inc., which is located at Two World Financial
Center, 225 Liberty Street,  New York, New York 10281-1008 (the "Adviser").  The
sub-adviser is Tremont  Partners,  Inc., which is located at Corporate Center at
Rye,  Suite  C-300,  555  Theodore  Fremd  Avenue,  Rye,  New  York  10580  (the
"Sub-Adviser").  The  distributor  is  OppenheimerFunds  Distributor,  Inc. (the
"Distributor").  The Fund's  Independent  Trustees are Clayton Yeutter,  Matthew
Fink,  Robert  Galli,  Phillip  Griffiths,  Mary Miller,  Joel  Motley,  Kenneth
Randall,  Russell  Reynolds,  Joseph  Wikler,  Peter Wold and Brian Wruble.  The
Fund's  Interested  Trustee is John  Murphy.  The  Independent  Trustees and the
Interested  Trustee together form the "Board of Trustees".  The address for each
Trustee,  except  Mr.  Murphy,  is  6803 S.  Tucson  Way,  Centennial,  Colorado
80112-3924.  The  address  for Mr.  Murphy is Two World  Financial  Center,  225
Liberty Street, New York, New York 10281-1008.

ITEM 4:         TERMS OF THE REPURCHASE OFFER

     It is not  anticipated  that the Repurchase  Offer will be extended.  Other information  required by Item 4 is  incorporated  by reference to the Repurchase
Offer Notice  (Exhibit  (a)(1)(ii))  and the  Repurchase  Request Form  (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:         PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Not Applicable.

ITEM 6:         PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS AFFILIATES

     The  securities  acquired  in  the  transaction  will  be  retired.   Other
information  required by Item 6 is  incorporated  by reference to the Repurchase
Offer Notice  (Exhibit  (a)(1)(ii))  and the  Repurchase  Request Form  (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The  information  required by Item 7 is  incorporated  by  reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8:         INTEREST IN SECURITIES OF THE FUND

     As of May 31, 2006, the Adviser is the  beneficial  owner of 124.203 shares
(0%) of the  Fund.  Other  information  required  by Item 8 is  incorporated  by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase
Request  Form  (Exhibit  (a)(1)(iii)),  which are  attached  as exhibits to this
Schedule TO.

ITEM 9:         PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     No persons have been  employed,  retained or are to be  compensated  by the
Fund to make  solicitations or recommendations in connection with the Repurchase
Offer.

ITEM 10:        FINANCIAL STATEMENTS

The following financial statements and information are incorporated by reference:

     The Fund's audited financial  statements  previously filed on EDGAR on Form
N-CSR on 5/31/06, and the semi-annual  financial statements  previously filed on
EDGAR  Form N-CSR on  11/30/05  which the Fund has  prepared  and  furnished  to
Shareholders pursuant to Rule 30e-1 under the Investment Company Act of 1940 and filed with the Securities and Exchange  Commission  pursuant to Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11:        ADDITIONAL INFORMATION

(a)(1)            None.
(a)(2)            None.
(a)(3)            Not applicable.
(a)(4)            Not applicable.
(a)(5)            None.

(b)               None.

ITEM 12:        EXHIBITS

(a)(1)(i)       Cover Letter to Repurchase Offer.
(a)(1)(ii)      Repurchase Offer Notice.
(a)(1)(iii)     Form of Repurchase Request Form.
(a)(1)(iv)      Form of Letter to Shareholders Regarding Acceptance of Tender of All Shares Held by Shareholders.
(a)(1)(v)       Form of Letter to Shareholders Regarding Acceptance of Tender of a Portion of Shares Held by Shareholders.
(a)(1)(vi)      Form of Promissory Note for Payment Regarding Acceptance of Tender of All Shares Held by Shareholders.
(a)(1)(vii)     Form of Promissory Note for Payment regarding Acceptance of Tender of a Portion of Shares Held by Shareholders.
(a)(2)            Not applicable.
(a)(3)            Not applicable.
(a)(4)            Not applicable.
(a)(5)            None.

(b)               Not applicable.

(d)               Not applicable.

(g)               None.

(h)               None.

ITEM 13:        INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                                               SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                                     OFI Tremont Market Neutral Hedge Fund

                                                     By:      /s/ Lisa I Bloomberg
                                                              Name: Lisa I. Bloomberg
                                                              Title:   Assistant Secretary

Date:    July 31, 2006

Exhibit (a)(1)(i)
                                                 OFI Tremont Market Neutral Hedge Fund
                                                 Corporate Center at Rye, Suite C-300
                                                       555 Theodore Fremd Avenue
                                                          Rye, New York 10580

July 31, 2006

Dear OFI Tremont Market Neutral Hedge Fund Shareholder:

     OFI Tremont  Market  Neutral  Hedge Fund is a  closed-end,  non-diversified management  investment company organized as a business trust in the Commonwealth of  Massachusetts  (the "Fund").  This notice is to inform you about your Fund's offer to repurchase a portion of its outstanding  shares of beneficial  interest
("Shares") and to provide  instructions to Shareholders who would like to tender some or all of their Shares for repurchase by the Fund. This Repurchase Offer is intended to provide  liquidity to Shareholders  since Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. You can offer some  or all of  your  Shares  for  repurchase  only  during  one of the  Fund's
Repurchase Offers.

     The Repurchase  Offer period will begin on August 1, 2006 and end on August
31, 2006. If you wish to sell any of your Shares during this tender period,  you can do so in one of the following ways:

     1. If your Shares are held in your own name  (please  refer to your account statement),  you can complete the attached Repurchase Request Form and return it to Tremont  Partners,  Inc. by 12:00 Midnight,  Eastern Time (ET), on August 31,
2006.  The  Fund  currently  does  not  charge  a  processing  fee for  handling repurchase requests.

     2. If your Shares are held for your retirement plan by your retirement plan trustee,  your  retirement  plan trustee must submit the repurchase  request for you. They may charge a transaction fee for that service.

     Please  refer to your Fund  Prospectus  and the enclosed  Repurchase  Offer
Notice and Repurchase  Request Form for more details.  If you are not interested in selling any of your Shares at this time,  you do not have to do anything  and can  disregard  this notice.  We will  contact you prior to the next  Repurchase
Offer.

     An Early  Withdrawal  Charge equal to 1.00% of the value of your Shares (or portion thereof)  repurchased by the Fund will apply if the date as of which the
Shares  are to be  valued  for  purposes  of  repurchase  is less  than one year following the date of your initial  investment in the Fund. If  applicable,  the
Early  Withdrawal  Charge will be deducted  before  payment of the proceeds of a repurchase.

---------------------------------------------------------------------------------------------------------------------------------------
All requests to have Shares  repurchased  must be received by Tremont  Partners,
Inc. at its office in Rye,  New York in good order no later than 12:00  Midnight
(ET),    on   August   31,    2006   (the    Repurchase    Request    Deadline).
---------------------------------------------------------------------------------------------------------------------------------------

     Please refer to the enclosed  Repurchase Offer  documents.  If you have any questions,  call your  financial  adviser  or  broker,  or you can call  Tremont
Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(ii)

---------------------------------------------------------------------------------------------------------------------------------------
                                                 OFI TREMONT MARKET NEUTRAL HEDGE FUND
---------------------------------------------------------------------------------------------------------------------------------------
                                                         6803 SOUTH TUCSON WAY
                                                      CENTENNIAL, COLORADO 80112
                                                            1.800.858.9826

                                                        REPURCHASE OFFER NOTICE

                                           OFFER TO REPURCHASE SHARES OF BENEFICIAL INTEREST

                                                             JULY 31, 2006

                                            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                                                12:00 MIDNIGHT (ET), ON AUGUST 31, 2006
                                                     UNLESS THE OFFER IS EXTENDED

To the Shareholders of OFI Tremont Market Neutral Hedge Fund:

     OFI Tremont  Market  Neutral  Hedge  Fund,  a  closed-end,  non-diversified management  investment company organized as a business trust in the Commonwealth of  Massachusetts  (the "Fund"),  is offering to  repurchase  up to  twenty-five percent  (25%) of the aggregate  number of shares of beneficial  interest of the
Fund  ("Shares")  that are tendered by  Shareholders  and not withdrawn prior to
12:00 Midnight (ET), on August 31, 2006,  subject to any extensions of the offer to repurchase  Shares  ("Repurchase  Offer").  The amount due to any Shareholder whose  Shares are  repurchased  will be equal to the value of the  Shareholder's
Shares (or portion  thereof  being  repurchased)  determined as of September 29,
2006, or, if the Repurchase  Offer is extended,  as of a date  designated by the
Fund in an amended notice to Shareholders (the "Valuation  Date"),  and based on the net  asset  value  of the  Fund's  assets  as of that  date,  less an  early withdrawal charge, if applicable.  Shareholders may tender all, or a portion of, their  Shares up to an  amount  such that they  maintain  the  minimum  required capital account balance of $500,000 after the repurchase of Shares.

     Investors  should  realize  that the value of the Shares  tendered  in this
Repurchase  Offer  likely  will  change  between May 31, 2006 (the last date for which the net asset  value  will have been  calculated  before the start of this offer),  June 30, 2006, July 31, 2006, August 31, 2006 (the next dates for which net asset value will be  calculated)  and September 29, 2006,  when the value of the Shares  tendered to the Fund will be determined  for purposes of calculating the purchase price of such Shares.  Investors  should also realize that although the Repurchase  Offer expires at 12:00 Midnight (ET), on August 31, 2006, or, if the offer is extended,  such time and dates as the Fund designates in an amended notice to Shareholders, they remain Shareholders in the Fund until the Valuation
Date.  Any  Shareholder  who wishes to obtain the most recently  calculated  net
asset  value  of  their  Shares  should  contact  Tremont   Partners,   Inc.  at
1.914.925.2951 during regular business hours.

     Neither the Fund nor its Board of Trustees makes any  recommendation to any
Shareholder  regarding  whether to tender or refrain from  participating  in the
Repurchase Offer. Each Shareholder must make an independent  decision whether to tender Shares and, if so, how many Shares to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund regarding  whether  Shareholders  should tender pursuant to this Repurchase
Offer.  No person has been  authorized  to give any  information  or to make any representations  in  connection  with this  Repurchase  Offer  other  than those contained in this Repurchase Offer or in the Fund's  Prospectus and Statement of
Additional  Information.  If  given or made,  any such  recommendation  and such information  must not be relied upon as having been  authorized by the Fund, its
Adviser, Distributor or Tremont Partners, Inc.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

     Questions and requests for assistance and requests for additional copies of the  Repurchase  Offer may be directed  to Tremont  Partners,  Inc.,  the Fund's
Sub-Adviser, at 1.914.925.2951.

                                                          SUMMARY TERM SHEET

     o OFI  Tremont  Market  Neutral  Hedge  Fund (the  "Fund") is  offering  to repurchase up to twenty-five  percent (25%) of the aggregate number of shares of beneficial interest of the Fund ("Shares") that are tendered by Shareholders and not withdrawn  prior to 12:00 Midnight (ET), on August 31, 2006,  subject to any extensions  of the  offer to  repurchase  Shares  ("Repurchase  Offer").  If the
Repurchase  Offer is  over-subscribed,  the Fund may repurchase  only a pro rata portion of the shares tendered by each Shareholder. See Item 1 of the Repurchase
Offer Notice under "Formal Notice of Offer".

     o The  Repurchase  Offer will  remain open until 12:00  Midnight  (ET),  on
August 31, 2006, or if the Repurchase  Offer is extended,  such time and date as the Fund  designates in an amended notice to Shareholders  ("Repurchase  Request
Deadline").  Net asset value (that is, the value of the Fund's  assets minus its liabilities,  multiplied by the  proportionate  shares in the Fund a shareholder desires to tender) will be calculated for this purpose as of September 29, 2006, or if the Repurchase  Offer is extended,  as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation  Date").  See Items 2 and 3 of
the Repurchase Offer Notice.

     o Shareholders  must determine  whether to tender their Shares prior to the
Repurchase  Request  Deadline.  The net  asset  value  at which  the  Fund  will repurchase Shares will not be calculated until the Valuation Date. The net asset value can fluctuate  and may fluctuate  between the date you submit a Repurchase
Request and the Valuation  Date. The net asset value on the  Repurchase  Request
Deadline  and the  Valuation  Date could be higher or lower than on the date you submit a Repurchase Request Form. See Item 4 of the Repurchase Offer Notice.

     o If the Fund accepts the tender of a Shareholder's  Shares,  then the Fund
will   give   the   Shareholder   either   cash  or  a   non-interest   bearing,
non-transferable  promissory note ("Promissory  Note") entitling the Shareholder to  receive  an  amount  equal to the net  asset  value of the  Shares  tendered determined  as of September  29, 2006.  Regardless of whether the Fund elects to give cash or a Promissory Note, all shareholders will receive the same manner of consideration,  i.e.,  all receive cash or all receive a Promissory  Note,  or a combination thereof. The Promissory Note will entitle the Shareholder to receive an initial payment in cash and/or marketable  securities (where determined to be necessary)  equal to at least 95% of the unaudited net asset value of the Shares tendered by the  Shareholder  that are  accepted  for  purchase by the Fund (the
"Initial  Payment")  which will be paid to the Shareholder no later than 45 days after  the  Valuation  Date or,  if the Fund has  requested  withdrawals  of its capital from any hedge funds in which the Fund invests  ("Hedge Funds") in order to fund the purchase of Shares,  no later than ten business  days after the Fund has  received at least 90% of the  aggregate  amount  withdrawn  from such Hedge
Funds.  The  Promissory  Note will also  entitle  the  Shareholder  to receive a contingent  payment (the "Post Audit Payment")  equal to the excess,  if any, of
(a) the net asset value of the Shares tendered and purchased as of the Valuation
Date,  as it may be adjusted  based upon the results of the next annual audit of the Fund's financial  statements,  over (b) the Initial Payment.  The Post Audit
Payment will be made  promptly  after the  completion of the Fund's annual audit for its fiscal year ending March 31, 2007 (which it expects will be completed 60 days after the fiscal year end). See Item 5 of the Repurchase Offer Notice.

     o An  Early  Withdrawal  Charge  equal to  1.00%  of the  value  of  Shares repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year  following the date of your initial investment in the Fund. If applicable,  the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.  See Item 11 of the Repurchase Offer Notice.

     o  Shareholders  who tender part of their Shares must leave an amount equal to at least  $500,000 (the  "Required  Minimum  Balance") in the Fund.  The Fund
reserves  the right to reduce  the  amount  of  Shares  repurchased  so that the
Required  Minimum  Balance is  maintained.  See Item 7 of the  Repurchase  Offer
Notice.

     o Following  this summary is a formal notice of the Repurchase  Offer.  The
Repurchase  Offer  remains open until 12:00  Midnight  (ET), on August 31, 2006.
Until  this  time,  Shareholders  have the  right to change  their  mind and may withdraw  their  Shares  submitted  for  repurchase.  Shares  withdrawn  may  be re-tendered,  however, provided that such tenders are made before the Repurchase
Request Deadline by following the tender procedures described herein. See Item 8 of the Repurchase Offer Notice.

     o  Shareholders  who would like the Fund to repurchase  all or a portion of their  Shares  should  complete,  sign and send the  Repurchase  Request Form by regular mail, certified mail, courier or express mail to Tremont Partners, Inc.,
c/o OFI Tremont Market Neutral Hedge Fund, Corporate Center at Rye, Suite C-300,
555 Theodore Fremd Avenue, Rye, New York 10580, so long as it is received before
12:00  Midnight  (ET), on August 31, 2006.  See Item 2 of the  Repurchase  Offer
Notice.

     o The value of Shares  may  change  between  August 1, 2006 and  August 31,
2006.  The net asset  value of the  Shares is  calculated  by the Fund  based on information that the Fund receives from the Fund's Sub-Adviser. Shareholders may obtain the net asset value of their Shares by contacting Tremont Partners,  Inc.
at 1.914.925.2951. See Item 3 of the Repurchase Offer Notice.

     o Shares  tendered  pursuant to the Repurchase  Offer may be withdrawn or a
Shareholder  may change the amount of Shares tendered for repurchase at any time prior to 12:00  Midnight  (ET),  on August  31,  2006.  The Fund may  suspend or postpone this Repurchase  Offer only by a majority vote of the Board of Trustees
(including a majority of the disinterested  Trustees).  Please note that just as
Shareholders have the right to withdraw their tendered Shares,  the Fund has the right to cancel,  amend,  suspend or  postpone  this  Repurchase  Offer any time before 12:00 Midnight  (ET), on August 31, 2006.  Also realize that although the tender offer expires at 12:00  Midnight  (ET), on August 31, 2006,  Shareholders
remain an  investor in the Fund until  September  29,  2006,  when the net asset value of a  Shareholder's  Shares is calculated for purposes of determining  the repurchase price of the Shares. See Item 8 of the Repurchase Offer Notice.

     o It is the  responsibility  of each  Shareholder  who  elects to tender to confirm receipt of the repurchase  request form with Tremont  Partners,  Inc. to assure  good  delivery.  Please  send the  Repurchase  Request  Form to  Tremont
Partners, Inc. and not to your financial adviser.

                                    FORMAL NOTICE OF THE REPURCHASE OFFER

     1. The Offer. The Fund is offering to repurchase up to twenty-five  percent
(25%) of the  aggregate  number  of shares of  beneficial  interest  of the Fund
("Shares")  at a price equal to the  respective  net asset value  ("NAV" or "Net
Asset Value") as of 12:00  Midnight (ET) on the Valuation  Date (defined  below)
upon the terms and conditions  set forth in this  Repurchase  Offer Notice,  the
Fund's  Prospectus,  and the related Repurchase  Request Form.  Together,  those documents constitute the "Repurchase Offer." The purpose of the Repurchase Offer is to  provide  liquidity  to  Shareholders  of  the  Fund.  The  offer  is  not conditioned upon the tender for repurchase of any minimum amount of Shares.  The
Fund does not anticipate any extension of the Repurchase Offer.

     Shareholders may obtain the most recently calculated  information regarding the Net Asset Value of their  Shares by  contacting  Tremont  Partners,  Inc. at
1.914.925.2951,  Monday through Friday, except holidays,  during normal business hours of 9:00  a.m.  to 5:00 p.m.  (ET).  The value of the  Shares  tendered  by
Shareholders  likely will  change  between May 31, 2006 (the last date for which
Net Asset Value will have been calculated before the start of this offer),  June
30,  2006,  July 31,  2006,  August 31, 2006 (the next dates for which Net Asset
Value will be calculated)  and September 29, 2006,  when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.

     The  repurchase of Shares  pursuant to the  Repurchase  Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate
Shares in the Fund of Shareholders  who do not tender their Shares.  A reduction in the net  assets  of the  Fund  could  limit  the  Fund's  access  to  certain investment  opportunities,  cause the Fund to sell assets it would not have sold otherwise  (including public  securities),  or result in Shareholders who do not tender their  Shares  bearing  higher costs to the extent that certain  expenses borne by the Fund are relatively  fixed and may not decrease if assets  decline.
The effects of decreased Fund size and the increased  proportionate Shares owned by  Shareholders  who do not tender may be reduced or  eliminated  to the extent that additional subscriptions for Shares are made from time to time.

     2. Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of
Shares for  repurchase  must be received in proper  form (as  specified  in this
Repurchase Offer) by Tremont Partners, Inc. at its office in Rye, New York on or before 12:00 Midnight (ET), on August 31, 2006. Repurchase Requests submitted to
Tremont  Partners,  Inc. in writing must be sent to the address specified in the
Repurchase  Request  Form.  Shareholders  wishing  to  confirm  receipt  of  the
Repurchase Request Form may contact Tremont Partners,  Inc. at 1.914.925.2951 or at the address set forth in the Repurchase  Request Form. The method of delivery of any  documents  is at the  election  and  complete  risk  of the  Shareholder tendering  his or her  Shares,  including,  but not  limited  to, the failure of
Tremont  Partners,  Inc. to receive  the  Repurchase  Request  Form or any other document.

     3. Valuation  Date.  Investors  should realize that the value of the Shares tendered in this Offer  likely  will change  between May 31, 2006 (the last date for which Net Asset  Value  will have been  calculated  before the start of this offer),  June 30, 2006, July 31, 2006, August 31, 2006 (the next dates for which
Net Asset Value will be  calculated)  and  September  29,  2006 (the  "Valuation
Date"), when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares (unless the Repurchase
Offer is extended, then as of a date designated by the Fund in an amended notice to Shareholders). The Fund's estimated unaudited Net Asset Value per share as of the dates indicated below are:

                   January 2003                                     $1,014
                   February 2003                                    $1,016
                   March 2003                                       $1,018
                   April 2003                                       $1,027
                   May 2003                                         $1,039
                   June 2003                                        $1,040
                   July 2003                                        $1,034
                   August 2003                                      $1,037
                   September 2003                                   $1,050
                   October 2003                                     $1,068
                   November 2003                                    $1,070
                   December 2003                                      $952
                   January 2004                                       $962
                   February 2004                                      $967
                   March 2004                                         $975
                   April 2004                                         $979
                   May 2004                                           $972
                   June 2004                                          $974
                   July 2004                                          $975
                   August 2004                                        $976
                   September 2004                                     $977
                   October 2004                                       $976
                   November 2004                                      $989
                   December 2004                                      $950
                   January 2005                                       $951
                   February 2005                                      $960
                   March 2005                                         $958
                   April 2005                                         $952
                   May 2005                                           $954
                   June 2005                                          $961
                   July 2005                                          $971
                   August 2005                                        $975
                   September 2005                                     $981
                   October 2005                                       $979
                   November 2005                                      $986
                   December 2005                                      $963
                   January 2006                                       $980
                   February 2006                                      $977
                   March 2006                                         $993
                   April 2006                                       $1,007
                   May 2006                                         $1,004

     As of the close of  business  on May 31,  2006,  there  were  approximately
75,227.584 Shares outstanding of the Fund.

     4. Net Asset Value. You must determine  whether to tender your Shares prior to the Repurchase  Request  Deadline,  but the Net Asset Value at which the Fund will repurchase  Shares will not be calculated until the Valuation Date. The Net
Asset Value can  fluctuate  and may  fluctuate  between the date you submit your
Repurchase  Request and the Repurchase  Request Deadline and the Valuation Date.
The Net Asset Value on the  Repurchase  Request  Deadline and the Valuation Date
could be  higher  or lower  than on the date you  submit a  Repurchase  Request.
Shareholders may obtain the most recently calculated  information  regarding the
Net  Asset  Value of their  Shares  by  contacting  Tremont  Partners,  Inc.  at
1.914.925.2951,  Monday through Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

     5.  Payment for  Repurchased  Shares.  If all Shares of a  Shareholder  are
repurchased, the Shareholder will receive an initial payment equal to 95% of the estimated  value of the Shares and the balance due will be  determined  and paid promptly  after  completion  of  the  Fund's  audit  and  be  subject  to  audit adjustment.  The total  amount that a  Shareholder  may expect to receive on the repurchase of the Shareholder's Shares (or portion thereof) will be the value of the Shareholder's  Shares (or portion thereof being  repurchased)  determined on the  Valuation  Date and based on the Net Asset Value of the Fund's assets as of that date, minus any Early Withdrawal Charge, if applicable. This amount will be subject  to  adjustment  upon  completion  of the  annual  audit  of the  Fund's financial  statements  for the fiscal year in which the  repurchase  is effected
(which it is  expected  will be  completed  within 60 days after the end of each fiscal year).

     If the Fund  accepts the tender of a  Shareholder's  Shares,  then the Fund
will  give   the  Shareholder  either   cash  or  a   non-interest   bearing,
non-transferable  promissory note ("Promissory  Note") entitling the Shareholder to  receive  an  amount  equal to the net  asset  value of the  Shares  tendered determined  as of September  29, 2006.  Regardless of whether the Fund elects to give cash or a Promissory Note, all shareholders will receive the same manner of consideration,  i.e.,  all receive cash or all receive a Promissory  Note,  or a combination thereof. The Promissory Note will entitle the Shareholder to receive an initial payment in cash and/or marketable  securities (where determined to be necessary)  equal to at least 95% of the unaudited net asset value of the Shares tendered by the  Shareholder  that are  accepted  for  purchase by the Fund (the
"Initial  Payment")  which will be paid to the Shareholder no later than 45 days after  the  Valuation  Date or,  if the Fund has  requested  withdrawals  of its capital from any hedge fund in which the Fund invests ("Hedge Fund") in order to fund the purchase of Shares,  no later than ten business days after the Fund has received at least 90% of the aggregate  amount  withdrawn from such Hedge Funds.
The  Promissory  Note will also entitle the  Shareholder to receive a contingent payment (the "Post Audit Payment")  equal to the excess,  if any, of (a) the net asset value of the Shares tendered and purchased as of the Valuation Date, as it may be adjusted  based upon the  results of the next annual  audit of the Fund's financial statements,  over (b) the Initial Payment. The Post Audit Payment will be made promptly  after the completion of the Fund's annual audit for its fiscal year ending March 31, 2007 (which it expects will be completed 60 days after the fiscal year end).

     6.  Increase  in Amount of Shares  Repurchased;  Pro Rata  Repurchases.  If
Shareholders  tender for  repurchase  more  outstanding  Shares than the Fund is offering  to  repurchase  during  the  offering  period,  the Fund  may,  in the discretion  of the Board of Trustees  (but is not  obligated  to)  increase  the outstanding  Shares  that the Fund is  offering to purchase by up to two percent
(2%) on the Repurchase Request Deadline.  If the outstanding Shares tendered for repurchase  exceed the amount that the Fund is offering to repurchase,  the Fund will  repurchase  only  a pro  rata  portion  of the  Shares  tendered  by  each
Shareholder.  There can be no assurance that the Fund will be able to repurchase all the Shares  that you tender  even if you tender all the Shares that you own.
In the  event  of an  oversubscribed  Repurchase  Offer,  you may be  unable  to liquidate  some or all of your Shares at Net Asset  Value.  You may have to wait until a subsequent  Repurchase Offer (if any) to tender the Shares that the Fund was  unable to  repurchase,  and you would be  subject  to the risk of Net Asset
Value fluctuations during that time.

     7.  Amount of  Tender.  Shareholders  may  tender all or a portion of their
Shares. In addition,  a Shareholder who tenders for repurchase only a portion of its Shares will be required  to maintain a minimum  account  balance of $500,000 that is to be debited  from the account of the  Shareholder  as of the date that the Fund  values the  Shares for  repurchase.  The Fund  maintains  the right to reduce the portion of Shares to be  repurchased  from a Shareholder  so that the required  minimum account  balance is maintained.  The Fund will promptly notify the  Shareholder if the tender of a portion of the Shares for  repurchase  would reduce such Shareholder's account balance to less than $500,000.

     The Fund may redeem all or part of a  Shareholder's  Shares if, among other reasons,  the Adviser  determines  that it would be in the best  interest of the
Fund to do so. The Fund  reserves the right to reduce that portion of the Shares to be purchased from a Shareholder to maintain the Shareholder's account balance at $500,000 if a Shareholder  tenders a portion of his Shares and the repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum.

     8. Withdrawal of Tender of Shares for Repurchase.  Shares tendered pursuant to the  Repurchase  Offer may be withdrawn or the amount of Shares  tendered for
Repurchase  may be changed at any time prior to 12:00  Midnight  (ET), on August
31, 2006 (the "Repurchase Request Deadline").  You must send a written notice to
Tremont Partners,  Inc. at the address specified in the Repurchase Request Form, and  Tremont  Partners,  Inc.  must  receive  it before the  Repurchase  Request
Deadline.  All questions as to the form and validity (including time of receipt)
of a  notice  of  withdrawal  will  be  determined  by the  Fund,  in  its  sole discretion,  and such determination shall be final and binding.  Shares properly withdrawn  shall not  thereafter  be deemed to be tendered  for  purposes of the
Repurchase  Offer.  However,  withdrawn  Shares may be re-tendered  prior to the
Repurchase  Request Deadline by following the procedures  described  herein.  In addition,  Shares tendered  pursuant to the Repurchase Offer may be withdrawn if not yet accepted for payment  after the  expiration of 40 business days from the commencement of the Repurchase Offer.

     9. Suspension or Postponement of Repurchase Offer. The Board of Trustees of
the Fund may suspend or postpone this  Repurchase  Offer only by a majority vote of the Trustees (including a majority of the disinterested Trustees) and only:

     (A) for any period  during which The New York Stock  Exchange or any market in which the  securities  owned by the Fund are  principally  traded is  closed, other than customary  weekend and holiday  closings,  or during which trading in such market is restricted;

     (B) for any period  during which an  emergency  exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably  practicable  for the Fund fairly to determine the value of its net assets; or

     (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Shareholders of the Fund.

     10. Tax  Consequences.  A tender of Shares pursuant to the Repurchase Offer will be  treated as a taxable  sale of the  Shares if the tender (i)  completely terminates  the  Shareholder's  interest in the Fund,  (ii) is treated under the
Internal Revenue Code as a distribution that is "substantially disproportionate"
or (iii) is treated under the Internal  Revenue Code as a  distribution  that is
"not essentially equivalent to a dividend".  A "substantially  disproportionate"
distribution generally requires a reduction of at least 20% in the Shareholder's proportionate interest in the Fund after all Shares are tendered. A distribution
"not essentially  equivalent to a dividend" requires that there be a "meaningful reduction"  in the  Shareholder's  interest,  which  should  be the  case if the
Shareholder has a minimal  interest in the Fund,  exercises no control over Fund affairs and suffers a reduction in his or her proportionate  interest.  The Fund intends to take the position that tendering  Shareholders  will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized  will be treated as a capital gain or loss by  Shareholders  who hold their Shares as a capital asset and as a long-term  capital gain or loss if such Shares have been held for more than twelve  months.  If the  transaction is not treated as a sale, the amount  received upon a sale of Shares may consist in whole or in part of  ordinary  dividend  income,  a return of capital or capital gain,  depending on the Fund's earnings and profits for its taxable year and the
Shareholder's  basis in the Shares.  In  addition,  if any amounts  received are treated as a dividend to tendering Shareholders,  a constructive dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

     Shareholders  should consult their tax advisers  regarding the specific tax consequences,  including  state and local tax  consequences,  of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

     11. Early Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for repurchases.  However, if you tender for repurchase Shares that  are  subject  to Early  Withdrawal  Charges  as  described  in the  Fund's
Prospectus,  and if those Shares are  repurchased  by the Fund,  the  applicable
Early Withdrawal  Charge will be deducted from the proceeds of the repurchase of your Shares.  If you ask the Fund to repurchase a specific dollar amount of your
Shares,  and if the  Shares  are  subject  to  Early  Withdrawal  Charges,  then
(assuming your request is not subject to pro-ration) the Fund will repurchase an amount  sufficient  to pay  the net  proceeds  you  have  requested  and  enough additional Shares to pay the applicable Early Withdrawal Charge.

     12. Proper Form of Repurchase  Request  Documents.  All questions as to the validity,  form, eligibility  (including,  for example, the time of receipt) and acceptance  of  repurchase  requests will be determined by the Fund, in its sole discretion,  and that determination will be final and binding. The Fund reserves the right to reject  any and all  tenders  of  repurchase  requests  for  Shares determined  not to be in the proper form, or to refuse to accept for  repurchase any Shares if, in the  opinion  of counsel to the Fund,  paying for such  Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions  of this  Repurchase  Offer or any  defect in any  tender of  Shares, whether in general or with respect to any particular Shares or Shareholders. The
Fund's  interpretations  of the terms and  conditions of this  Repurchase  Offer shall be final and binding.  Unless  waived,  any defects or  irregularities  in connection with  repurchase  requests must be cured within the times as the Fund shall  determine.  Tenders of Shares  will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither  the  Fund,  Tremont  Partners,   Inc.  (the  Fund's  Sub-Adviser),
OppenheimerFunds,  Inc. (the Fund's Adviser), nor OppenheimerFunds  Distributor,
Inc. (the Fund's  Distributor),  nor any other person is or will be obligated to give notice of any defects or  irregularities in repurchase  requests  tendered, nor shall any of them incur any liability for failure to give any such notice.

     13. Certain Information About the Fund. The Fund does not have any plans or proposals  that relate to or would result in: (a) the  acquisition by any person of additional  Shares (other than the Fund's  intention to accept  subscriptions for Shares from time to time in the  discretion of the Fund) or the  disposition of Shares,  other than as  disclosed  in the  Prospectus;  (b) an  extraordinary transaction,  such as a merger,  reorganization  or  liquidation,  involving the
Fund; (c) any material change in the present distribution policy or indebtedness or  capitalization  of  the  Fund;  (d)  any  change  in  the  identity  of  the
Sub-Adviser,  Adviser or Trustees of the Fund, or in the  management of the Fund including,  but not limited to, any plans or  proposals  to change the number or term of the Trustees of the Fund, to fill any existing  vacancy for a Trustee of the Fund or to change any material term of the investment advisory  arrangements with the Adviser;  (e) a sale or transfer of a material  amount of assets of the
Fund (other than as the Trustees  determine may be necessary or  appropriate  to fund any portion of the repurchase  price for Shares  acquired  pursuant to this
Repurchase  Offer or in connection with the ordinary  portfolio  transactions of the Fund);  (f) any other material  change in the Fund's  structure or business, including  any  plans  or  proposals  to make  any  changes  in its  fundamental investment  policy  for which a vote  would be  required  by  Section  13 of the
Investment  Company Act of 1940; or (g) any changes in the  Declaration of Trust or other actions that may impede the  acquisition  of control of the Fund by any person.

     During the past 60 days,  other than the acceptance of purchases for Shares in June 2006 and July 2006, no  transactions  involving the Shares were effected by the Fund,  the  Sub-Adviser,  Adviser or Trustees of the Fund,  or any person controlling  either the Fund or the Sub-Adviser,  Adviser or any Trustees of the
Fund.

     14.  Miscellaneous.  The  Repurchase  Offer is not being  made to, nor will tenders  be  accepted  from,  Shareholders  in any  jurisdiction  in  which  the
Repurchase  Offer or its acceptance would not comply with the securities or Blue
Sky  laws  of  such  jurisdiction.  The  Fund  reserves  the  right  to  exclude
Shareholders  from  the  Repurchase  Offer  in any  jurisdiction  in which it is asserted that the  Repurchase  Offer cannot  lawfully be made. The Fund believes that such  exclusion  is  permissible  under  applicable  laws and  regulations, provided  the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

     Neither the Fund nor its Board of Trustees makes any  recommendation to any
Shareholder  regarding  whether to tender or refrain from  participating  in the
Repurchase Offer. Each Shareholder must make an independent  decision whether to tender Shares and, if so, how many Shares to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund regarding  whether  Shareholders  should tender pursuant to this Repurchase
Offer.  No person has been  authorized  to give any  information  or to make any representations  in  connection  with this  Repurchase  Offer  other  than those contained in this Repurchase Offer or in the Fund's  Prospectus and Statement of
Additional  Information.  If  given or made,  any such  recommendation  and such information  must not be relied upon as having been  authorized by the Fund, its
Adviser, Distributor or Tremont Partners, Inc.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

     For the Fund's  current  Net Asset Value and other  information  about this
Repurchase Offer, or for a copy of the Fund's Prospectus, call Tremont Partners,
Inc. at 1.914.925.2951 or contact your financial adviser.

Dated:  July 31, 2006

Tremont Partners, Inc.

Exhibit (a)(1)(iii)

                                                    FORM OF REPURCHASE REQUEST FORM

---------------------------------------------------------------------------------------------------------------------------------------
                                                 OFI TREMONT MARKET NEUTRAL HEDGE FUND
---------------------------------------------------------------------------------------------------------------------------------------
                                                        REPURCHASE REQUEST FORM

To: OFI Tremont Market Neutral Hedge Fund

     Please  repurchase  the Shares of OFI  Tremont  Market  Neutral  Hedge Fund
designated  below on the Valuation  Date that applies to this  Repurchase  Offer which expires on August 31, 2006. I understand that if my repurchased Shares are subject to an Early  Withdrawal  Charge,  that charge will be deducted  from the proceeds of my repurchased Shares.

----------------------------------------------------- ----------------------------------------------------------------
Name(s) of Registered Shareholders:
(Please fill in EXACTLY as listed on your Fund
statement):
----------------------------------------------------- ----------------------------------------------------------------
----------------------------------------------------- ----------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed on your Fund
statement):
----------------------------------------------------- ----------------------------------------------------------------
----------------------------------------------------- ----------------------------------------------------------------
Your Daytime Telephone Number:                        Area Code: (         ) Telephone No.:
----------------------------------------------------- ----------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
------- -------------------- -----------------------------------------------------------------------------------------
|_|     Full Tender          Please tender all of my Shares.
------- -------------------- -----------------------------------------------------------------------------------------
------- -------------------- -----------------------------------------------------------------------------------------
|_|     Partial Tender       Please tender all but $________________ of my Shares
                             (Please note: A $500,000 minimum balance must be retained.)
------- -------------------- -----------------------------------------------------------------------------------------
------- -------------------- -----------------------------------------------------------------------------------------
                             Please repurchase enough of my Shares so that I will receive $___________________.
                             (If an Early Withdrawal Charge applies, enough of my Shares will be repurchased,
|_|     Dollar Amount        subject to pro-ration, to provide the net proceeds requested. Please note: A $500,000 minimum account balance must be retained.)
------- -------------------- -----------------------------------------------------------------------------------------

Payment and Delivery Instructions:

     The  proceeds  of  repurchased  Shares  will be  wired  to you per the wire instructions  that you provide  below.  Your  signature(s)  on this form must be guaranteed per the instructions on the following page. A confirming  e-mail will be sent to you when the proceeds of the repurchased shares are wired.

Wiring Instructions:       Bank Name:                __________________________________
                           ABA#:                     __________________________________
                           Account Name:             __________________________________
                           Account #:                __________________________________
                           For Further Credit To:    __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o        Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Shares are registered.
o        If the Shares are held by two or more joint holders, ALL SHAREHOLDERS MUST SIGN BELOW.
o        If the Shares are held in a 403(b)(7) account, you must have the custodian submit the request on your behalf.
o        If the Shares are held in the name of a trustee,  executor,  guardian,  attorney-in-fact,  corporation,  partnership  or other representative  capacity,  include the name of the owner,  sign using your title and submit  evidence of your  authority in a form satisfactory to Tremont Partners, Inc.

     ALL signatures must be guaranteed by one of the following: U.S. bank, trust company,  credit union or savings  association,  or by a foreign bank that has a
U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency.

Date:_______________________________                 Signatures(s) of owner(s)
                                                              exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

____________________________________                 _____________________________________
(Signature)                                                   (Signature of Owner)

____________________________________                 _____________________________________
(Name)  (Title)                                               (Signature of Joint Owner)

     If you have any questions about this form, call Tremont  Partners,  Inc. at
1.914.925.2951.

     This form must be received by Tremont  Partners,  Inc. by 12:00 Midnight ET
August 31, 2006 (the Repurchase Request  Deadline),  if you want to sell some or all of your account of the OFI Tremont  Market  Neutral  Hedge Fund.  Repurchase
requests  received  by  Tremont  Partners,  Inc.  cannot  be  revoked  after the repurchase request deadline.

                      -------------------------------------------------------------------------------
                          SEND THIS FORM BY REGULAR MAIL, EXPRESS MAIL OR OVERNIGHT COURIER TO:
                                                  Tremont Partners, Inc.
                                         c/o OFI Institutional Hedge Fund Series
                                           Corporate Center at Rye, Suite C-300
                                                555 Theodore Fremd Avenue
                                                   Rye, New York 10580
                                                Attention: Jhonny Quiroga
                      -------------------------------------------------------------------------------

     Neither the Fund nor its Board of Trustees makes any  recommendation to any
Shareholder  regarding  whether to tender or refrain from  participating  in the
Repurchase Offer. Each Shareholder must make an independent  decision whether to tender Shares and, if so, how many Shares to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund regarding  whether  Shareholders  should tender pursuant to this Repurchase
Offer.  No person has been  authorized  to give any  information  or to make any representations  in  connection  with this  Repurchase  Offer  other  than those contained in this Repurchase Offer or in the Fund's  Prospectus and Statement of
Additional  Information.  If  given or made,  any such  recommendation  and such information  must not be relied upon as having been  authorized by the Fund, its
Adviser, Distributor or Tremont Partners, Inc.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

     FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD BY SHAREHOLDER

Date: __________

Dear Shareholder:

     OFI  Tremont  Market  Neutral  Hedge Fund (the  "Fund")  has  received  and accepted for purchase your tender of your Shares in the Fund.

     Because  you  have  tendered  and  the  Fund  has  purchased   your  entire
investment,  you have been paid a note (the "Note")  entitling you to receive an initial payment of 95% of the estimated  repurchase price based on the unaudited net asset value of the Fund as of  September  29, 2006 (the  "Valuation  Date"),
after subtraction of any applicable charges,  including a 1.00% Early Withdrawal
Charge  that  applies  if the date as of which the  Shares  are to be valued for purposes  of the  repurchase  is less than one year  following  the date of your initial  investment in the Fund, in accordance  with the terms of the Repurchase
Offer.  You will receive an initial payment in this amount via wire or check, as per your  instructions on your  Repurchase  Request Form. In accordance with the terms of the Repurchase Offer,  payment will be made within forty-five (45) days of the Valuation  Date unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the repurchase of Shares,  in which case payment will be made ten (10) business days after the Fund has received at least
90% of the aggregate amount withdrawn by the Fund from such Hedge Funds.

     The terms of the Note provide that a contingent  payment  representing  the balance of the purchase  price,  if any, will be paid to you promptly  after the completion of the Fund's March 31, 2007 fiscal  year-end audit and is subject to fiscal year-end audit  adjustment.  This amount will be paid to you via wire, as per your instructions on your Repurchase Request Form. We expect the audit to be completed by the end of May 2007.

     The Note is held by Tremont  Partners,  Inc. on your behalf for your safety and  convenience.  Once  payment has been made to you in full under the terms of the Note, the Note will be cancelled.

     Should  you have any  questions,  please  call your  financial  adviser  or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(v)

 FORM OF LETTER TO SHAREHOLERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES HELD BY SHAREHOLDER

Date: _____________

Dear Shareholder:

     OFI  Tremont  Market  Neutral  Hedge Fund (the  "Fund")  has  received  and accepted for purchase your tender of a portion of your Shares in the Fund.

     Because  you have  tendered  and the Fund has  purchased  a portion of your investment,  you have been paid a note (the  "Note")  entitling  you to  receive payment of 100% of the  estimated  repurchase  price based on the  unaudited net asset value of the Fund as of September 29, 2006 (the "Valuation  Date"),  after subtraction  of any  applicable  charges,  including the 1.00% Early  Withdrawal
Charge  that  applies  if the date as of which the  Shares  are to be valued for purposes  of the  repurchase  is less than one year  following  the date of your initial  investment in the Fund, in accordance  with the terms of the Repurchase
Offer.  You will receive a payment in this amount via wire or check, as per your instructions  on your  Repurchase  Request Form. In accordance with the terms of the Repurchase  Offer,  payment will be made within  forty-five (45) days of the
Valuation  Date unless the Fund has  requested a withdrawal  of its capital from any Hedge Funds in order to fund the repurchase of Shares, in which case payment will be made ten (10)  business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Hedge Funds.

     The Note is held by Tremont  Partners,  Inc. on your behalf for your safety and  convenience.  Once  payment has been made to you in full under the terms of the Note, the Note will be cancelled.

     You remain a  Shareholder  of the Fund with  respect to the portion of your
Shares in the Fund that you did not tender.

     Should  you have any  questions,  please  call your  financial  adviser  or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(vi)

   FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD BY SHAREHOLDER

     Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
twenty-five  percent  (25%)  of  the  Fund's  aggregate  outstanding  shares  of beneficial  interest  ("Shares")  at a price equal to the net asset value on the
Valuation Date upon the terms and conditions set forth in the Repurchase  Offer,
OFI Tremont  Market  Neutral  Hedge Fund hereby  promises to pay in cash, in the manner  set forth  below,  to the  person  identified  below as the  payee  (the
"Payee")  an  amount  equal to the  estimated  net  asset  value  of the  Shares tendered,  determined  as of the  Valuation  Date in  accordance  with the asset valuation policy of the Fund.

     This Note  entitles  the Payee to  receive an  initial  payment,  valued in accordance with the terms of the Repurchase Offer,  equal to at least 95% of the estimated value of the Shares (the "Initial  Payment") which will be paid to the payee in the form of a wire  within  forty-five  (45) days  after the  Valuation
Date,  unless the Fund has  requested a withdrawal of its capital from any Hedge
Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten (10)  business  days  after the Fund has  received  at least 90% of the aggregate  amount  withdrawn  by the Fund  from  such  Hedge  Fund(s).  An Early
Withdrawal  Charge  of 1.00% of the  value of  Shares  (or  portion  of  Shares)
repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year  following the date of the Payee's initial investment in the Fund. If applicable,  the Early Withdrawal
Charge will be deducted before payment of the proceeds of a repurchase.

     This Note also  entitles  the Payee to a  contingent  payment  equal to the excess,  if any, of (x) the net asset  value of the Shares (or portion  thereof)
repurchased by the Fund as of the date of such  repurchase,  determined based on the audited  financial  statements of the Fund for the Fiscal Year in which such repurchase was effective over (y) the Initial Payment. The contingent payment is payable  promptly  after the  completion  of the audit of the  Fund's  financial statements for the fiscal year ending March 31, 2007.

     Both the initial and contingent  payments  hereunder shall be paid in cash, provided,  however, that if the Fund's Board of Trustees determines that payment of all or a  portion  of the  purchase  price by a  distribution  of  marketable securities  is  necessary  to  avoid  or  mitigate  any  adverse  effect  of the
Repurchase  Offer on the remaining  Shareholders  of the Fund, then such payment shall be made by  distributing  such  marketable  securities,  all as more fully described in the Repurchase Offer.

     Both the initial and contingent  payment of this Note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This Note may not be pledged, assigned or otherwise transferred by the Payee.

     This Note shall be  construed  according to and governed by the laws of the
State of New York  without  giving  effect to the  conflict  of laws  principles thereof.  Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                                            OFI Tremont Market Neutral Hedge Fund

                                                            By: _______________________________

Exhibit (a)(1)(vii)

  FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES HELD BY SHAREHOLDER

     Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
twenty-five  percent  (25%)  of  the  Fund's  aggregate  outstanding  shares  of beneficial  interest  ("Shares")  at a price equal to the net asset value on the
Valuation Date upon the terms and conditions set forth in the Repurchase  Offer,
OFI Tremont  Market  Neutral  Hedge Fund hereby  promises to pay in cash, in the manner  set forth  below,  to the  person  identified  below as the  payee  (the
"Payee")  an  amount  equal to the  estimated  net  asset  value  of the  Shares tendered,  determined  as of the  Valuation  Date in  accordance  with the asset valuation policy of the Fund.

     This Note  entitles  the Payee to receive a payment,  valued in  accordance with the terms of the Repurchase Offer,  equal to 100% of the estimated value of the Shares which will be paid to the payee in the form of a check or wire within forty-five (45) days after the Valuation  Date,  unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the repurchase of Shares,  in which case payment will be made ten (10)  business days after the
Fund has  received at least 90% of the  aggregate  amount  withdrawn by the Fund from such Hedge  Fund(s).  An Early  Withdrawal  Charge of 1.00% of the value of
Shares (or portion of Shares)  repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year  following  the date of the  Payee's  initial  investment  in the Fund.  If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

     The payment hereunder shall be paid in cash, provided, however, that if the
Fund's  Board of  Trustees  determines  that  payment of all or a portion of the purchase price by a distribution of marketable  securities is necessary to avoid or  mitigate  any  adverse  effect  of the  Repurchase  Offer  on the  remaining
Shareholders of the Fund,  then such payment shall be made by distributing  such marketable securities, all as more fully described in the Repurchase Offer.

     The  payment of this Note  shall be made by wire to the  Payee,  as per the
Payee's instruction on the Repurchase Request Form.

     This Note may not be pledged,  assigned  or  otherwise  transferred  by the
Payee.

     This Note shall be  construed  according to and governed by the laws of the
State of New York  without  giving  effect to the  conflict  of laws  principles thereof.

     Any  capitalized  term used  herein but not defined  herein  shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                                     OFI Tremont Market Neutral Hedge Fund

                                                     By: _______________________________